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Attn:	Matthew Derby

Jan Woo

Brittany Ebbertt

Kathleen Collins

Division of Corporation Finance

Office of Technology

Re:	Starry Group Holdings, Inc. (f/k/a Starry Holdings, Inc.)

Amendment No. 3 to Registration Statement on Form S-4

Filed February 4, 2022

File No. 333-260847

Ladies and Gentlemen:

On behalf of our client, Starry Group Holdings, Inc. (f/k/a Starry Holdings, Inc.) (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 8, 2022 (the “Comment Letter”) with respect to the Amendment No. 3 to the Registration Statement on Form S-4 filed with the Commission by the Company on February 4, 2022. Concurrently with the filing of this letter, the Company has filed Amendment No. 4 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 188

1.	We note your revised disclosures on page 139 regarding options available to the purchasers of Convertible Notes. Please revise to address the following:

•

Clarify how the election of these options will impact the cash received upon the issuance of the Convertible Notes. In this regard, clarify whether the company will receive $150 million in cash from the issuance of the Convertible Notes regardless of whether investor choose to convert their Term Loans and Warrants.

February 9, 2022

•	Disclose the dollar amount of Terms Loans and number of Starry Warrants held by the Convertible Notes purchasers who are entitled to these exchange options.

•	Clarify whether this election will be made prior to or after the closing of the merger.

•

As necessary, revise your pro forma financial statements to reflect these exchange options. At a minimum, include a discussion in the applicable pro forma footnote disclosures regarding the impact of such options on the pro forma amounts related to the Convertible Notes, Term Loans, Warrants, interest expense and weighted average shares outstanding.

Response: The Company acknowledges the Staff’s comment and has revised the pro forma financial information on pages 203-205 of the Registration Statement. In addition, the Company has expanded the disclosure on page 139 of the Registration Statement.

General

2.

Please revise to clarify whether any arrangements/non-redemption/backstop agreements for alternative financing will be fully disclosed for shareholders to consider in advance of the special meeting. To the extent you intend to provide such information to shareholders, disclose how you will inform your shareholders of arrangements formed after effectiveness. Finally, disclose whether you have or are currently negotiating any such arrangements.

Response: The Company acknowledges the Staff’s comment and respectively submits that while it is not currently in negotiations regarding alternative financing arrangements, to the extent that it does enter any material arrangements/non-redemption/backstop agreements for alternative financing after effectiveness, it intends to fully disclose such arrangements on an appropriate form on EDGAR for shareholders to consider in advance of the special meeting. In connection with such disclosure, the Company may determine to adjourn or postpone the special meeting to allow time for consideration of the alternative financing arrangements.

*    *    *    *

February 9, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Shagufa Hossain at (202) 637-2323.

Very truly yours,

/s/ Shagufa Hossain
Shagufa Hossain of LATHAM & WATKINS LLP

cc:	Chaitanya Kanojia, Starry Holdings, Inc.

William Lundregan, Starry Holdings, Inc.

Justin G. Hamill, Latham & Watkins LLP

Rachel W. Sheridan, Latham & Watkins LLP

Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom LLP

Michael J. Mies, Skadden, Arps, Slate, Meagher & Flom LLP